UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 3, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Norwegian Cruise Line Holdings Ltd.

File No. 001-35784 - CF#31379

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Norwegian Cruise Line Holdings Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 31, 2014.

Based on representations by Norwegian Cruise Line Holdings Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through	October 9, 2017
Exhibit 10.2	through	October 9, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary